







Annual Report

SENIOR HOUSING PROPERTIES TRUST is a real estate investment trust, or REIT, which primarily owns independent and assisted living properties, continuing care retirement communities and nursing homes located throughout the United States. All of SNH's properties are triple net leased, meaning that each tenant pays SNH rent, and the tenant is responsible for all operating costs, including taxes, insurance and maintenance costs, that arise from the use of SNH's property. As of December 31, 2007, SNH owned a $1.9 billion portfolio of 202 properties with approximately 24,000 living units located in 32 states.

Since its IPO in 1999 through December 31, 2007, SNH has provided shareholders with average total annual returns of 15.9%. SNH is included in a number of financial indices, including the Russell 2000®, the MSCI US Reit Index, the S&P Reit Composite Index and the FTSE EPRA/NAREIT Composite Index.

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2002) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.



$350
$300
$250
$200
$150
$100
$50
SNH
NAREIT
S&P 500
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Information about distributions declared to common shareholders is summarized in the table below. Common share distributions to our shareholders are generally paid in the quarter following the quarter to which they relate.

	Distributions Per Common Share	
	2006	2007
First Quarter	$ 0.32	$ 0.34
Second Quarter	0.33	0.34
Third Quarter	0.33	0.35
Fourth Quarter	0.34	0.35
Total	$ 1.32	$ 1.38

All common share distributions shown in the table above have been paid. We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our board of trustees and depend on our earnings, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our board of trustees deems relevant.

SNH
LISTED
NYSE

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the periods and dates indicated. Comparative results are affected by property acquisitions and dispositions during the periods shown. This data should be read in conjunction with, and is qualified in its entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes included in this Annual Report. Amounts are in thousands, except per share information.

	2007	2006	2005	2004	2003
Income statement data:					
Total revenues(1)	$ 188,022	$ 179,806	$ 163,187	$ 148,523	$ 131,148
Income before (loss) gain on sale of properties(2)	85,303	66,122	57,981	55,523	47,034
Net income(2)(3)	85,303	66,101	63,912	56,742	45,874
Common distributions declared(4)	117,215	96,782	88,783	81,589	72,477
Weighted average shares outstanding	83,168	72,529	68,757	63,406	58,445
Per common share data:					
Income before (loss) gain on sale of properties(2)	$ 1.03	$ 0.91	$ 0.84	$ 0.88	$ 0.80
Net income(2)(3)	1.03	0.91	0.93	0.89	0.78
Cash distributions declared to common shareholders	1.38	1.32	1.28	1.26	1.24

	2007	2006	2005	2004	2003
Balance sheet data:					
Real estate properties, at cost, net of impairment losses	$1,940,347	$1,814,358	$1,686,169	$1,600,952	$1,418,241
Total assets	1,701,894	1,584,897	1,500,641	1,447,730	1,304,100
Total indebtedness	426,852	545,085	556,320	535,178	554,823
Total shareholders' equity	1,249,410	1,019,466	923,184	890,667	727,906

(1) Rental income for the year ended December 31, 2006 includes $14.8 million of rental income from two hospitals formerly leased and operated by HealthSouth Corporation, or HealthSouth. Beginning in 2003 until November 2006, we were involved in litigation with HealthSouth seeking to increase the rent due under a lease of two hospitals to HealthSouth and to terminate the lease and repossess the hospitals. On November 8, 2006, we and HealthSouth agreed to settle our litigation, to recognize HealthSouth's lease until September 30, 2006 and to increase the annual rent due under the lease from $8.7 million to $9.9 million for the period from January 2, 2002 to September 30, 2006. As a result of the settlement, HealthSouth paid us additional rent of $5.7 million, or $0.08 per share, for periods through September 30, 2006, which we recognized as rental income in the fourth quarter of 2006. On October 1, 2006, Five Star Quality Care, Inc., or Five Star, assumed the operations of these two hospitals and began leasing them from us for an annual rent of $10.25 million.

(2) Includes an impairment of assets charge of $1.4 million ($0.02 per share) and loss on early extinguishment of debt of $2.0 million ($0.02 per share) in 2007. Includes an impairment of assets charge of $1.4 million ($0.02 per share) and loss on early extinguishment of debt of $6.5 million ($0.09 per share) in 2006. Includes an impairment of assets charge of $1.8 million ($0.03 per share) in 2005.

(3) Includes a gain on sale of properties of $5.9 million ($0.09 per share) and $1.2 million ($0.01 per share) in 2005 and 2004, respectively. Includes a loss on sale of properties of $1.2 million ($0.02 per share) in 2003.

(4) On January 9, 2008, we declared a distribution of $0.35 per share, or $31.0 million, to be paid to common shareholders of record on January 22, 2008, with respect to our results for the quarter ended December 31, 2007. This distribution was paid on February 15, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

Portfolio Overview

(Dollars in thousands)

(As of December 31, 2007)	# of Properties	# of Units/Beds	Investment: Carrying Value Before Depreciation	% of Investment	Annualized Current Rent	% of Annualized Current Rent
Facility Type						
Independent living communities(1)	41	11,213	$1,025,051	52.8%	$101,668	52.4%
Assisted living facilities	95	6,535	564,472	29.1%	56,154	29.0%
Skilled nursing facilities	58	5,869	222,955	11.5%	19,000	9.8%
Rehabilitation hospitals	2	364	47,897	2.5%	10,598	5.5%
Wellness centers(2)	6	—	79,972	4.1%	6,519	3.3%
Total	202	23,981	$1,940,347	100.0%	$193,939	100.0%
Tenant/Operator						
Five Star (Lease No. 1)	114	9,344	$ 622,200	32.1%	$ 52,868	27.3%
Five Star (Lease No. 2)(3)	30	7,275	667,256	34.4%	67,917	35.0%
Five Star rehabilitation hospitals(4)	2	364	47,897	2.5%	10,598	5.5%
Sunrise Senior Living, Inc./Marriott International, Inc.(5)	14	4,091	325,165	16.8%	31,727	16.4%
NewSeasons Assisted Living Communities, Inc./ Independence Blue Cross(6)	10	873	87,641	4.5%	9,298	4.8%
Alterra Healthcare Corporation/Brookdale Senior Living, Inc.(7)	18	894	61,122	3.2%	7,873	4.1%
6 private companies (combined)	8	1,140	49,094	2.4%	7,139	3.6%
Starmark Holdings, LLC(2)	6	—	79,972	4.1%	6,519	3.3%
Total	202	23,981	$1,940,347	100.0%	$193,939	100.0%

	Rent Coverage		Occupancy		Percentage of Operating Revenue Sources: Private Pay		Medicare		Medicaid	
Tenant Operating Statistics(8)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Five Star (Lease No. 1)(9)	1.6x	1.5x	90%	89%	54%	50%	18%	16%	30%	34%
Five Star (Lease No. 2)(3)	1.7x	1.5x	92%	93%	80%	81%	17%	15%	3%	4%
Five Star rehabilitation hospitals(4)	1.1x	NA	60%	NA	32%	NA	63%	NA	5%	NA
Sunrise/Marriott(5)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NewSeasons/IBC(6)	0.8x	1.2x	82%	85%	100%	100%	—	—	—	—
Alterra/Brookdale(7)	2.1x	2.1x	91%	88%	98%	98%	—	—	2%	2%
6 private companies (combined)	1.8x	2.0x	88%	89%	24%	26%	23%	37%	52%	43%

(1) Properties where the majority of units are independent living apartments are classified as independent living communities.

(2) In October and November 2007, we acquired six wellness centers that are leased to affiliates of Starmark Holdings, LLC, or Starmark. The carrying value of this investment is before depreciation and includes intangible assets and liabilities.

(3) These 30 properties are leased to Five Star. Historically, these properties were managed by Sunrise Senior Living Inc., or Sunrise, but effective December 1, 2006, Five Star began managing all 30 of these properties. The rent that Five Star pays to us was subordinate to the management fees paid by Five Star to Sunrise, but is not subordinate to Five Star's internal management costs. To create a meaningful comparison, the rent coverage presented for this lease is before management fees paid to Sunrise for all 30 properties.

(4) On October 1, 2006, Five Star assumed the operations of these rehabilitation hospitals. These hospitals were formerly operated by HealthSouth. Because we do not have reliable information about the operations of the hospitals by HealthSouth, we do not report operating data for these hospitals before October 1, 2006. The occupancy percentage is based on a 342 available beds capacity.

(5) Marriott International, Inc., or Marriott, guarantees the lease for the 14 properties leased to Sunrise. Sunrise has not filed its restated Annual Reports on Form 10-K for the years ended 2006 and 2005 and has not filed its Quarterly Reports on Form 10-Q for 2007 and 2006 with the Securities and Exchange Commission, or SEC, due to an accounting issue. Because we do not know what impact the resolution of this accounting issue may have on the reported performance of our properties, we do not report operating data for this tenant.

(6) Independence Blue Cross, or IBC, a Pennsylvania health insurer, guarantees the lease for the 10 properties leased to NewSeasons Assisted Living Communities Inc., or NewSeasons.

(7) Brookdale Senior Living, Inc., or Brookdale, guarantees the lease for the 18 properties leased to Alterra Healthcare Corporation, or Alterra.

(8) All tenant operating data presented are based upon the operating results provided by our tenants for the nine months ended September 30, 2007 and 2006, or the most recent prior period for which tenant operating results are available to us from our tenants. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rent payable to us. We have not included operating data for our wellness centers because we acquired them in October and November 2007. We have not independently verified our tenants' operating data.

(9) Includes data for periods prior to our ownership of some of these properties.

RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements included in this Annual Report.

Year ended December 31, 2007, compared to year ended December 31, 2006

	Year ended December 31,			
	2007	2006	Change	% Change
	(in thousands, except per share amounts)			
Rental income	$185,936	$178,372	$ 7,564	4.2%
Interest and other income	2,086	1,434	652	45.5%
Interest expense	37,755	47,020	(9,265)	(19.7)%
Depreciation expense	47,384	44,073	3,311	7.5%
General and administrative expense	14,154	14,645	(491)	(3.4)%
Loss on early extinguishment of debt	2,026	6,526	(4,500)	(69.0)%
Impairment of assets	1,400	1,420	(20)	(1.4)%
Income before loss on sale of properties	85,303	66,122	19,181	29.0%
Loss on sale of properties	—	(21)	(21)	(100.0)%
Net income	$ 85,303	$ 66,101	$19,202	29.0%
Weighted average shares outstanding	83,168	72,529	10,639	14.7%
Per share amounts:				
Income before loss on sale of properties	$ 1.03	$ 0.91	$ 0.12	13.2%
Loss on sale of properties	—	—	—	—%
Net income	$ 1.03	$ 0.91	$ 0.12	13.2%

Rental income increased in 2007 because of rents from our real estate acquisitions during 2007 and the full year impact of rents from our acquisitions in 2006. These increases were offset by rent reductions resulting from the sale of three properties during the fourth quarter of 2006. Rental income in 2006 also includes $5.7 million of additional rent received from HealthSouth as part of the settlement of our litigation with HealthSouth. Interest and other income increased as a result of higher levels of investable cash and increased yields on our cash and marketable securities.

Interest expense decreased because of lower rates and lesser amounts outstanding under our revolving credit facility. Our weighted average balance outstanding and interest rate under our revolving facility was $20.4 million and 5.7% and $135.9 million and 6.2% for the years ended December 31, 2007 and 2006, respectively. We assumed $14.9 and $12.8 million of mortgage debt at 6.91% and 7.15% in connection with acquisitions during the years ended December 31, 2007 and 2006, respectively. The decrease in interest expense is also due to a decrease in interest on our senior notes and junior subordinated debentures as a result of our purchase and retirement of $20.0 million of our senior notes in January 2007 and repayment of $52.5 million of our senior notes in January 2006 and all $28.2 million of our junior subordinated debentures in June 2006.

Depreciation expense increased because of 2007 real estate acquisitions totaling $125.4 million and the full year impact of 2006 real estate acquisitions totaling $133.1 million. These increases were offset by depreciation eliminated by the sale of three properties during the fourth quarter of 2006. General and administrative expense includes $1.7 million of HealthSouth litigation costs for the year ended December 31, 2006. General and administrative expense, exclusive of litigation costs in 2006, increased in 2007 by $1.2 million, or 9.3%, as a result of property acquisitions and incentive fees payable to Reit Management & Research LLC, or RMR.

We recognized a loss on early extinguishment of debt of $2.0 million in connection with our redemption of a portion of our 8⅝% senior notes in January 2007 and $6.5 million in connection with our redemption of a portion of our 7⅞% unsecured senior notes in January 2006 and our redemption of all $28.2 million of our 10.125% junior subordinated debentures in June 2006. Also, during 2007 and 2006, we recognized an impairment of assets charge of $1.4 million in both periods related to one property that we intend to sell in 2008 and three properties that were sold during 2006, respectively.

Income before loss on sale of properties and income before loss on sale of properties per share increased because of the changes in revenues and expenses described above.

During the year ended December 31, 2006, we recorded a loss of $21,000 related to three properties sold during 2006.

Net income increased because of the changes that affected income before loss on sale of properties. Net income per share increased because of the changes in revenues and expenses described above, partially offset by an increase in the weighted average number of shares outstanding that resulted from our issuance of common shares in February and December 2007 and November 2006.

Year ended December 31, 2006, compared to year ended December 31, 2005

	Year ended December 31,			
	2006	2005	Change	% Change
	(in thousands, except per share amounts)			
Rental income	$178,372	$161,265	$17,107	10.6%
Interest and other income	1,434	1,922	(488)	(25.4)%
Interest expense	47,020	46,633	387	0.8%
Depreciation expense	44,073	43,694	379	0.9%
General and administrative expense	14,645	13,117	1,528	11.6%
Loss on early extinguishment of debt	6,526	—	6,526	100.0%
Impairment of assets	1,420	1,762	(342)	(19.4)%
Income before (loss) gain on sale of properties	66,122	57,981	8,141	14.0%
(Loss) gain on sale of properties	(21)	5,931	(5,952)	(100.4)%
Net income	$ 66,101	$ 63,912	$ 2,189	3.4%
Weighted average shares outstanding	72,529	68,757	3,772	5.5%
Per share amounts:				
Income before (loss) gain on sale of properties	$ 0.91	$ 0.84	$ 0.07	8.3%
(Loss) gain on sale of properties	—	$ 0.09	$ (0.09)	(100.0)%
Net income	$ 0.91	$ 0.93	$ (0.02)	(2.2)%

Rental income increased in 2006 because of rents from our real estate acquisitions during 2006 and the full year impact of rents from our acquisitions in 2005. Rental income in 2006 also includes $5.7 million of additional rent received from HealthSouth as part of the settlement of our litigation with HealthSouth. Interest and other income for the year ended December 31, 2005, includes $517,000 of interest income from a $24.0 million mortgage financing we provided to Five Star in June 2005, which Five Star repaid in August 2005.

Interest expense increased because of higher rates and greater amounts outstanding under our revolving credit facility. Our weighted average balance outstanding and interest rate under our revolving facility was $135.9 million and 6.2% and $62.3 million and 4.8% for the years ended December 31, 2006 and 2005, respectively. During 2006, we assumed $12.8 million of mortgage debt at 7.15% in connection with one of our acquisitions. The increase in interest expense is offset by a decrease in interest on our senior notes and junior subordinated debentures as a result of our repayment of $52.5 million of our senior notes in January 2006 and all $28.2 million of our junior subordinated debentures in June 2006.

Depreciation expense increased because of 2006 real estate acquisitions totaling $133.1 million and the full year impact of 2005 real estate acquisitions totaling $97.5 million. General and administrative expense includes $1.7 million and $1.9 million of HealthSouth litigation costs for the years ended December 31, 2006 and 2005, respectively. General and administrative expense, exclusive of litigation costs, increased in 2006 by $1.7 million, or 15.2%, as a result of property acquisitions and incentive fees payable to RMR.

We recognized a loss on early extinguishment of debt of $6.5 million in connection with our redemption of a portion of our 7⅞% unsecured senior notes in January 2006 and our redemption of all $28.2 million of our 10.125% junior subordinated debentures in June 2006. Also, during 2006 and 2005, we recognized an impairment of assets charge of $1.4 million and $1.8 million, respectively, related to properties that were sold during 2006.

Income before (loss) gain on sale of properties and income before (loss) gain on sale of properties per share increased because of the changes in revenues and expenses described above.

During the year ended December 31, 2006, we recorded a loss of $21,000 related to three properties sold during 2006. During the year ended December 31, 2005, we recorded a gain of $5.9 million from the sale of three properties sold in 2005.

Net income increased because of the changes described above that affected income before (loss) gain on sale of properties. Net income per share decreased because of the increase in the weighted average number of shares outstanding that resulted from our issuance of common shares during 2006 and 2005.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Rents from our properties are our principal sources of funds for current expenses, debt service and distributions to shareholders. We generally receive minimum rents monthly or quarterly from our tenants and we receive percentage rents monthly, quarterly or annually. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions to shareholders. We believe that this operating cash flow will be sufficient to meet our operating expenses, debt service and expected distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipts of rents and our need or desire to pay operating expenses and distributions to our shareholders, we maintain a revolving credit facility with a group of institutional lenders. In November 2006, we amended our existing revolving credit facility to extend its maturity from November 2009 to December 2010, with an extension option to December 2011 upon payment of an extension fee. The revolving credit facility permits us to borrow up to $550.0 million, and includes a feature which may permit us to increase the maximum borrowing to $1.1 billion, in certain circumstances. Borrowings under our revolving credit facility are unsecured. We may borrow, repay and reborrow funds until maturity. No principal repayment is due until maturity. We pay interest on borrowings under the revolving credit facility at LIBOR plus a premium. At December 31, 2007, the annual interest rate payable on our revolving credit facility was 5.4%. As of December 31, 2007 and February 28, 2008, we had no amounts outstanding under this credit facility.

In January 2007, we purchased and retired $20.0 million of our 8⅝% senior notes due 2012 and recognized a loss on early extinguishment of debt of $2.0 million. The loss on early extinguishment of debt includes a $1.8 million premium and a $276,000 write off of deferred financing fees and unamortized discounts related to these senior notes. We funded this purchase with borrowings under our revolving credit facility.

In February 2007, we issued 6.0 million of our common shares in a public offering, raising net proceeds of $151.6 million. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving credit facility and for general business purposes.

In October and November 2007, we purchased six wellness centers for a total purchase price of $76.8 million from an unaffiliated third party. Affiliates of Starmark lease these wellness centers under three separate leases. These leases have a current term expiring in 2023, plus renewal options, and require aggregate annual rent of $6.5 million initially, plus Consumer Price Index, or CPI, based increases. We funded this acquisition using cash on hand, borrowings under our revolving credit facility and by assuming a mortgage on two centers for $14.9 million at 6.91% per annum which matures in 2013.

During 2007, we purchased $47.7 million of improvements made to our properties that are leased to Five Star. We used cash on hand and borrowings under our revolving credit facility to fund these purchases.

In December 2007, we issued 5.0 million of our common shares in a public offering, raising net proceeds of $108.8 million. In February 2008, we issued 6.2 million of our common shares in a public offering, raising net proceeds of $129.3 million. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving credit facility and for general business purposes, and we expect to use these proceeds in part to fund the pending acquisitions described below.

At December 31, 2007, we had $43.5 million of cash and cash equivalents and $550.0 million available under our revolving credit facility. We expect to use cash balances, borrowings under our revolving credit facility and net proceeds of offerings of equity or debt securities to fund future working capital requirements, property acquisitions and expenditures related to the repair, maintenance or renovation of our properties.

In January and February 2008, we purchased eight senior living properties with a total of 804 living units for approximately $86.2 million from three unaffiliated third parties. A majority of the revenues at these properties are paid by residents from their private resources. We leased these properties to Five Star for initial rent of $6.9 million and added them to the combined lease for 114 properties with Five Star, which has a current term expiring in 2020. Percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We funded these acquisitions using cash on hand and with borrowings under our revolving credit facility.

During 2007 and subsequent to year end, we agreed to purchase, from three unaffiliated third parties, 16 senior living properties with a total of 1,000 living units for approximately $197.6 million. These acquisitions have not occurred as of February 28, 2008. A majority of the revenues at these properties are paid by residents from their private resources. We intend to lease these properties to Five Star and to add them to our combined lease of 122 properties (including the eight communities described above) with Five Star, which has a current term expiring in 2020 and we expect the annual rent under this combined lease will increase by $15.8 million. We expect percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We expect to fund these acquisitions using cash on hand, borrowings under our revolving credit facility and by assuming two mortgages, one for $3.6 million at 5.7% per annum and one for $3.6 million at 6.2% per annum. Both mortgages mature in 2041. The purchase of these properties is contingent upon completion of our diligence, other customary closing conditions, and, with respect to the two mortgaged properties, the approval of the lenders. We can provide no assurance that we will purchase these properties.

When significant amounts are outstanding under our revolving credit facility or as the maturity dates of our revolving credit facility and term debts approach, we explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Also, we may be unable to raise reasonably priced capital because of reasons related to our business or for reasons beyond our control, such as the current downturn in the real estate markets which has restricted the availability of debt in the capital markets. Although there can be no assurance that we will complete any debt or equity offerings or other financings, we believe we will have access to various types of financings, including debt or equity offerings, to finance future acquisitions and to pay our debts and other obligations.

On January 9, 2008, we declared a distribution of $0.35 per common share with respect to our 2007 fourth quarter results. This distribution was paid to shareholders on February 15, 2008, using cash on hand and borrowings under our revolving credit facility.

As of December 31, 2007, our contractual payment obligations were as follows (dollars in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt obligations(1)	$411,955	$ 14,076	$3,257	$258,137	$136,485
Capital lease obligations	15,524	295	655	782	13,792
Ground lease obligations	3,003	154	308	308	2,233
Acquisitions(2)	100,250	100,250	—	—	—
Total	$530,732	$114,775	$4,220	$259,227	$152,510

(1) At December 31, 2007, our term debt maturities were as follows: $12.6 million in 2008; $100.3 million in 2010; $259.9 million in 2012; $27.3 million in 2013; $97.5 million in 2015; and $14.7 million in 2027.

(2) During 2007 we agreed to purchase, from four unaffiliated third parties, 10 senior living facilities for a total purchase price of $100.3 million. During 2008 we agreed to purchase, from two unaffiliated third parties, 14 senior living facilities for a total purchase price of $183.5 million.

As of February 28, 2008, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships. We have no off balance sheet arrangements.

DEBT COVENANTS

Our principal debt obligations at December 31, 2007, were our unsecured revolving credit facility, two public issues totaling $322.5 million of unsecured senior notes, $89.5 million of mortgage debt and bonds secured by 24 of our properties. As discussed above, we purchased and retired $20.0 million of our senior notes in January 2007. Our senior notes are governed by an indenture. This indenture and related supplements and our revolving credit facility contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. As of December 31, 2007, we believe we were in compliance with all of the covenants under our indentures and related supplements and our revolving credit facility.

None of our indentures and related supplements, our revolving credit facility or our other debt obligations contains provisions for acceleration which could be triggered by our debt ratings. However, in certain circumstances our revolving credit facility uses our senior debt rating to determine the fees and the interest rate payable.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $10.0 million or more. Similarly, a default on our public debt indenture would be a default under our revolving credit facility.

RELATED PERSON TRANSACTIONS

In 1999, HRPT Properties Trust, or HRPT, distributed a majority of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into a transaction agreement with HRPT pursuant to which it was agreed that so long as (1) HRPT owns more than 10% of our shares; (2) we and HRPT engage the same manager; or (3) we and HRPT have one or more common managing trustees; then we will not invest in office buildings, including medical office buildings and clinical laboratory buildings without the prior consent of HRPT's independent trustees, and HRPT will not invest in properties involving senior housing without the prior consent of our independent trustees. If an investment involves both office and senior housing components, the character of the investment will be determined by building area, excluding common areas, unless our board and HRPT's board otherwise agree at the time.

On December 31, 2001, we distributed substantially all of our shares of Five Star to our shareholders. At the time Five Star was spun off from us, all of the persons serving as directors of Five Star were also our trustees. One of our trustees, Mr. Barry Portnoy, is currently a managing director of Five Star. As of December 31, 2007, we leased 144 senior living communities and two rehabilitation hospitals to Five Star for total annual rent of $131.4 million. All transactions between us and Five Star subsequent to the Five Star spin off have been approved by our independent trustees who are not directors of Five Star.

Effective October 1, 2006, we leased two rehabilitation hospitals to Five Star which were formerly operated by HealthSouth. The term of the lease for the two hospitals expires on June 30, 2026, and Five Star has one renewal option. The annual rent Five Star pays us for these two hospitals is $10.6 million per year.

During 2007, pursuant to the terms of our leases with Five Star, we purchased approximately $47.7 million of improvements made to our properties leased by Five Star, and, as a result, the annual rent payable to us by Five Star increased by approximately $4.5 million.

In January and February 2008, we purchased eight senior living properties with a total of 804 living units for approximately $86.2 million from three unaffiliated third parties. A majority of the revenues at these properties are paid by residents from their private resources. We leased these properties to Five Star for initial rent of $6.9 million and added them to the combined lease for 114 properties with Five Star, which has a current term expiring in 2020. Percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We funded these acquisitions using cash on hand and with borrowings under our revolving credit facility.

During 2007 and subsequent to year end, we agreed to purchase, from three unaffiliated third parties, 16 senior living properties with a total of 1,000 living units for approximately $197.6 million. These acquisitions have not occurred as of February 28, 2008. A majority of the revenues at these properties are paid by residents from their private resources. We intend to lease these properties to Five Star and to add them to our combined lease of 122 properties (including the eight communities described above) with Five Star, which has a current term expiring in 2020 and we expect the annual rent under this combined lease will increase by $15.8 million. We expect percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We expect to fund these acquisitions using cash on hand, borrowings under our revolving credit facility and by assuming two mortgages, one for $3.6 million at 5.7% per annum and one for $3.6 million at 6.2% per annum. Both mortgages mature in 2041. The purchase of these properties is contingent upon completion of our diligence, other customary closing conditions, and, with respect to the two mortgaged properties, the approval of the lenders. We can provide no assurance that we will purchase these properties.

RMR originates and presents investment opportunities to our board and provides management and administrative services to us under an agreement. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our existing investments at the time we were spun off from HRPT is 0.5%. The annual percentage for the first $250.0 million of investments made after our spin off from HRPT is 0.7% and the percentage for investments above that amount is 0.5%. In addition, RMR receives an incentive fee based upon increases in our funds from operations per share, as defined. The incentive fee is paid in common shares. Aggregate fees paid to RMR during 2007 were $10.5 million, including $648,000 as an incentive fee which will be paid in our common shares in April 2008. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs we pay with respect to our internal audit function. Our pro rata share of RMR's costs in providing that function was $169,000 in 2007. Messrs. Barry Portnoy and his son, Adam Portnoy, beneficially own RMR and are our managing trustees. Adam Portnoy, is the President, Chief Executive Officer and a director of RMR. All transactions between us and RMR are approved by our compensation committee which is composed of independent trustees.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our three most critical accounting policies concern our investments in real property and are as follows:

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. Acquisition cost allocations and the determination of the useful lives are based on our management's estimates or, under some circumstances, studies provided by independent real estate appraisal firms. We allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in place leases and the fair market value of above or below market leases and customer relationships. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. We amortize the value of intangible assets over the term of the respective lease. We do not depreciate the allocated cost of land. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which are not appropriately reflected on our balance sheet and income as required by generally accepted accounting principles.

Impairment of Assets. We periodically evaluate our real property investments for impairment indicators. These indicators may include weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the real property investment by comparing it to the expected future undiscounted cash flows to be generated. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Classification of Leases. Our real property investments are generally leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or an operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenues. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, appropriate discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases. These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of some of our leases as other than operating leases or decrease the carrying values of some of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to provide guarantees for our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and the requirements of our borrowing arrangements.

IMPACT OF GOVERNMENT REIMBURSEMENT

Approximately 85% of our current annual rents come from properties where approximately 80% or more of the operating revenues are derived from residents who pay from their own private resources. The remaining 15% of our rents come from properties where the revenues are heavily dependent upon Medicare and Medicaid programs. The operations of these properties currently produce sufficient cash flow to support our rent. However, as discussed in the section titled "Business—Government Regulation and Reimbursement" in our Annual Report on Form 10-K filed with the SEC, we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline. Also, the hospitals we lease to Five Star are heavily dependent upon Medicare revenues. We cannot predict whether our tenants which are affected by Medicare and Medicaid rates will be able to continue to pay their rent obligations if these expected circumstances occur and persist for an extended time.

SEASONALITY

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods, residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2006. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the future.

At December 31, 2007, our outstanding fixed rate debt included the following (dollars in thousands):

Debt	Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
Unsecured senior notes	$225,000	8.625%	$19,406	2012	Semi-Annually
Unsecured senior notes	97,500	7.875%	7,678	2015	Semi-Annually
Mortgages	34,889	6.97%	2,432	2012	Monthly
Mortgage	15,283	6.91%	1,056	2013	Monthly
Mortgage	12,605	7.15%	901	2008	Monthly
Mortgages	11,978	6.11%	732	2013	Monthly
Bonds	14,700	5.875%	864	2027	Semi-Annually
	$411,955		$33,069		

In January 2007, we purchased and retired $20.0 million of our 8⅝% senior notes due 2012 and recognized a loss on early extinguishment of debt of $2.0 million. The loss on early extinguishment of debt includes a $1.8 million premium and a $276,000 write off of deferred financing fees and unamortized discounts related to these senior notes.

No principal payments are due under our unsecured notes or bonds until maturity. Our mortgages require principal and interest payments through maturity pursuant to amortization schedules. Because these debts bear interest at a fixed rate, changes in market interest rates during the term of these debts will not affect our operating results. If these debts are refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease by approximately $2.7 million. Changes in market interest rates also affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding at December 31, 2007, and discounted cash flow analysis through the maturity date of our fixed rate debt obligations, a hypothetical immediate 10% change in interest rates would change the fair value of those obligations by approximately $11.3 million.

We are allowed to make prepayments of our unsecured senior notes, in whole or in part, at par plus a premium, as defined. Our mortgages contain provisions that allow us to make repayment at par plus premiums which is generally designed to preserve a stated yield to the mortgage holder. Also, as we did in January 2007, we occasionally have the opportunity to purchase our outstanding debt by open market purchases. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS AND IMPLICATIONS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS ARE BASED ON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR. FOR EXAMPLE:

- WE BELIEVE THAT FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS RESPONSIBLE FOR 68% OF OUR RENTS, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US. HOWEVER, FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO:
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS;
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - CHANGES IN REGULATIONS EFFECTING ITS OPERATIONS; AND
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS WHICH COULD RESULT IN A REDUCTION OF RATES OR A FAILURE OF THESE RATES TO MATCH FIVE STAR'S COST INCREASES.

IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;

- WE HAVE AGREEMENTS TO PURCHASE 16 SENIOR LIVING FACILITIES FOR $197.6 MILLION AND TO LEASE THEM TO FIVE STAR. HOWEVER, OUR DILIGENCE REGARDING THESE TRANSACTIONS HAS NOT YET BEEN COMPLETED AND WE MAY DECIDE NOT TO PROCEED WITH THESE PURCHASES. CERTAIN OF THESE PURCHASES ARE CONTINGENT UPON APPROVALS FROM THIRD PARTY MORTGAGE LENDERS, WHICH APPROVALS MAY NOT BE OBTAINED. AS A RESULT, ONE OR MORE OF THESE PROPOSED PURCHASES AND LEASES MAY NOT OCCUR.

ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

- IF THE CURRENT TURMOIL IN THE CAPITAL MARKET MAKES THE AVAILABILITY OF CAPITAL LESS AVAILABLE TO US THAN IT HAS BEEN IN THE PAST, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE.
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY.
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT REASONS, SOME OF WHICH, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL.

OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER "ITEM 1A. RISK FACTORS."

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR RELEASE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2007 consolidated financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Senior Housing Properties Trust:

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Senior Housing Properties Trust:

We have audited Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Senior Housing Properties Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Senior Housing Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Senior Housing Properties Trust and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
February 22, 2008

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED BALANCE SHEET
(in thousands, except share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Real estate properties, at cost:		
Land	$ 217,236	$ 198,887
Buildings and improvements	1,723,111	1,615,471
	1,940,347	1,814,358
Less accumulated depreciation	323,891	276,507
	1,616,456	1,537,851
Cash and cash equivalents	43,521	5,464
Restricted cash	3,642	2,435
Investments in available for sale securities	8,020	12,740
Deferred financing fees, net	5,974	8,173
Due from affiliate	11,388	10,111
Other assets	12,893	8,123
Total assets	$1,701,894	$1,584,897
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ —	$ 112,000
Senior unsecured notes due 2012 and 2015, net of discount	321,873	341,673
Secured debt and capital leases	104,979	91,412
Accrued interest	10,849	11,694
Due to affiliate	1,496	1,624
Other liabilities	13,287	7,028
Total liabilities	452,484	565,431
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 94,700,000 shares authorized, 88,691,892 and 77,613,127 shares issued and outstanding at December 31, 2007 and 2006, respectively	887	776
Additional paid-in capital	1,476,675	1,214,863
Cumulative net income	423,807	338,504
Cumulative distributions	(653,225)	(540,663)
Unrealized gain on investments	1,266	5,986
Total shareholders' equity	1,249,410	1,019,466
Total liabilities and shareholders' equity	$1,701,894	$1,584,897

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)

	Year ended December 31,		
	2007	2006	2005
Revenues:			
Rental income	$185,936	$178,372	$161,265
Interest and other income	2,086	1,434	1,922
Total revenues	188,022	179,806	163,187
Expenses:			
Interest	37,755	47,020	46,633
Depreciation	47,384	44,073	43,694
General and administrative	14,154	14,645	13,117
Loss on early extinguishment of debt	2,026	6,526	—
Impairment of assets	1,400	1,420	1,762
Total expenses	102,719	113,684	105,206
Income before (loss) gain on sale of properties	85,303	66,122	57,981
(Loss) gain on sale of properties	—	(21)	5,931
Net income	$ 85,303	$ 66,101	$ 63,912
Weighted average shares outstanding	83,168	72,529	68,757
Basic and diluted earnings per share:			
Income before (loss) gain on sale of properties	$ 1.03	$ 0.91	$ 0.84
Gain on sale of properties	—	—	$ 0.09
Net income	$ 1.03	$ 0.91	$ 0.93

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Unrealized Gain (Loss) on Investments	Totals
Balance at December 31, 2004:	68,495,908	$685	$1,034,686	$208,491	$(359,567)	$ 6,372	$ 890,667
Comprehensive income	—	—	—	63,912	—	(2,500)	61,412
Distributions	—	—	—	—	(87,722)	—	(87,722)
Issuance of shares	3,250,000	33	58,137	—	—	—	58,170
Share grants	27,300	—	6	—	—	—	6
Incentive fee	39,019	—	651	—	—	—	651
Balance at December 31, 2005:	71,812,227	718	1,093,480	272,403	(447,289)	3,872	923,184
Comprehensive income	—	—	—	66,101	—	2,114	68,215
Distributions	—	—	—	—	(93,374)	—	(93,374)
Issuance of shares	5,750,000	58	120,723	—	—	—	120,781
Share grants	50,900	—	660	—	—	—	660
Balance at December 31, 2006:	77,613,127	776	1,214,863	338,504	(540,663)	5,986	1,019,466
Comprehensive income	—	—	—	85,303	—	(4,720)	80,583
Distributions	—	—	—	—	(112,562)	—	(112,562)
Issuance of shares	11,000,000	111	260,336	—	—	—	260,447
Share grants	78,765	—	1,476	—	—	—	1,476
Balance at December 31, 2007:	88,691,892	$887	$1,476,675	$423,807	$(653,225)	$ 1,266	$1,249,410

See accompanying notes.

SENIOR HOUSING PROPERTIES TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 85,303	$ 66,101	$ 63,912
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	47,384	44,073	43,694
Amortization of deferred financing fees and debt discounts	2,124	1,852	2,212
Amortization of acquired real estate leases	(16)	—	—
Impairment of assets	1,400	1,420	1,762
Loss on early extinguishment of debt	2,026	6,526	—
Loss (gain) on sale of properties	—	21	(5,931)
Changes in assets and liabilities:			
Restricted cash	(1,207)	94	(523)
Purchases of trading securities	10,153	—	—
Sales of trading securities	(10,153)	—	—
Other assets	(3,177)	(3,486)	(813)
Accrued interest	(845)	(1,395)	570
Other liabilities	2,906	1,263	(661)
Cash provided by operating activities	135,898	116,469	104,222
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(110,238)	(120,347)	(97,480)
Mortgage financing provided	—	—	(24,000)
Mortgage financing repaid by mortgagor	—	—	24,000
Proceeds from sale of real estate	—	6,879	12,537
Cash used for investing activities	(110,238)	(113,468)	(84,943)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	260,447	120,781	58,170
Proceeds from borrowings on revolving credit facility	87,000	213,000	143,000
Repayments of borrowings on revolving credit facility	(199,000)	(165,000)	(116,000)
Redemption of senior notes	(21,750)	(56,634)	—
Repayment of junior subordinated debentures	—	(28,241)	—
Repayment of other debt	(1,738)	(1,489)	(1,851)
Deferred financing fees	—	(1,222)	(3,643)
Distributions to shareholders	(112,562)	(93,374)	(87,722)
Cash provided by (used for) financing activities	12,397	(12,179)	(8,046)
Increase (decrease) in cash and cash equivalents	38,057	(9,178)	11,233
Cash and cash equivalents at beginning of period	5,464	14,642	3,409
Cash and cash equivalents at end of period	$ 43,521	$ 5,464	$ 14,642
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 36,476	$ 46,488	$ 43,851
NON-CASH INVESTING ACTIVITIES:			
Debt assumed in acquisition	(14,875)	(12,785)	—
Increase in capital lease assets	—	(9,975)	—
NON-CASH FINANCING ACTIVITIES:			
Assumption of mortgage notes payable	14,875	12,785	—
Increase in capital lease obligations	—	9,975	—
Issuance of common shares	1,476	660	657
Release of restricted cash to us	—	—	4,170
Repayment of debt with cash previously restricted	—	—	(4,170)

See accompanying notes.

Note 1. Organization

We are a Maryland real estate investment trust, or REIT. At December 31, 2007, we owned 202 properties located in 32 states.

Note 2. Summary of Significant Accounting Policies

Basis of presentation. Our consolidated financial statements include the accounts of Senior Housing Properties Trust, or the Company, and all of our consolidated subsidiaries. We have eliminated all intercompany transactions.

Real estate properties. We depreciate real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Our management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value to estimated fair value. We estimate fair value through an evaluation of recent financial performance and projected discounted cash flows using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our long lived assets. If we change our estimate of the remaining lives, we allocate the carrying value of the affected assets over their revised remaining lives.

We allocate the value of real estate acquired among buildings, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. We amortize the value of intangible assets over the term of the respective lease.

Intangible lease assets and liabilities recorded by us for properties acquired in 2007 totaled $2.4 million and $4.3 million, respectively. Accumulated amortization of capitalized above and below market lease values resulted in $31,000 of additional revenue at December 31, 2007. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases resulted in $15,000 of additional expense at December 31, 2007. Future amortization of intangible lease assets and liabilities to be recognized by us during the current terms of our leases as of December 31, 2007, will be approximately $118,000 in each of 2008, 2009, 2010, 2011, and 2012 and $1.2 million thereafter. Intangible lease assets and liabilities are included in Other Assets and Other Liabilities in the accompanying balance sheet.

Cash and cash equivalents. We carry cash and cash equivalents, consisting of overnight repurchase agreements and short term investments with original maturities of three months or less at the date of purchase, at cost plus accrued interest, which approximates fair value.

Restricted cash. Restricted cash consists of amounts escrowed for real estate taxes, insurance and capital expenditures at 23 of our mortgaged properties.

Investments in available for sale securities. We own 1,000,000 common shares, or 0.44%, of HRPT Properties Trust, or HRPT. We also own 35,000 common shares, or 0.11%, of Five Star Quality Care, Inc., or Five Star, which we retained or received when we spun off Five Star in 2001. We classify these holdings as available for sale and carry them at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The unrealized gain on investments shown on the Consolidated Balance Sheet represents the difference between the market value of these shares of HRPT and Five Star calculated by using quoted market prices on the date they were acquired ($6.50 and $7.26 per share, respectively) and on December 31, 2007 ($7.73 and $8.30 per share, respectively). At December 31, 2007, our investment in HRPT had a fair value of $7.7 million, including an unrealized gain of $1.3 million. At December 31, 2006, our investment in HRPT had a fair value of $12.4 million, including an unrealized gain of $6.0 million. At December 31, 2007, our investment in Five Star had a fair value of $290,000, including an unrealized gain of $36,000. At December 31, 2006, our investment in Five Star had a fair value of $390,000, including an unrealized gain of $136,000.

Deferred financing fees. We capitalize issuance costs related to borrowings and amortize them over the terms of the respective loans. During 2007, we wrote off $276,000 of deferred financing fees and unamortized discounts in connection with the retirement of some of our 8⅝% senior notes. During 2006, we wrote off $2.4 million of

Note 2. Summary of Significant Accounting Policies (Continued)

unamortized deferred financing fees in connection with our partial redemption of our 7⅞% unsecured senior notes and our redemption of all our junior subordinated debentures. The unamortized balance of deferred financing fees and accumulated amortization was $12.6 million and $6.6 million, and $13.1 million and $4.9 million at December 31, 2007 and 2006, respectively. The weighted average amortization period is approximately five years. The amortization expense for the five years subsequent to December 31, 2007 will be $1.9 million in 2008, $1.8 million in 2009, $686,000 in each of 2010 and 2011, and $219,000 in 2012.

Revenue recognition. We recognize rental income from operating leases on a straight line basis over the life of the respective lease agreement. We recognize interest income as earned over the terms of real estate mortgages. We recognize percentage rents when realizable and earned, which is generally during the fourth quarter. For the years ended December 31, 2007, 2006 and 2005, percentage rents earned aggregated $6.6 million, $5.3 million, and $3.2 million, respectively.

Earnings per common share. We compute earnings per common share using the weighted average number of shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of estimates. Accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income taxes. We operate in a manner to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we do not expect to be subject to federal income taxes if we continue to distribute our taxable income and continue to meet the other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property.

Segment reporting. As of December 31, 2007, we have two operating segments. The first operating segment provides short term and long term residential facilities that offer dining for residents. Properties in this segment include independent living facilities, assisted living facilities, skilled nursing facilities and rehabilitation hospitals. The second operating segment provides specialized facilities that offer fitness, wellness and spa services to members. All of our facilities are operated by others under long term leases with the Company. Prior to October 2007, our only operating segment was short and long term residential facilities that offer dining for residents.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

New accounting pronouncements. In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement", or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", or SFAS No. 159, which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured

Note 2. Summary of Significant Accounting Policies (Continued)

as the largest amount that has a greater than 50% likelihood of being realized upon settlement. As required, we adopted FIN 48 effective January 1, 2007 and have concluded that the effect is not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

Note 3. Real Estate Properties

We generally lease our properties on a triple net basis, pursuant to noncancelable, fixed term, operating leases expiring between 2010 and 2026. Some leases to a single tenant or group of affiliated tenants are cross defaulted or cross guaranteed and provide for all or none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The undepreciated cost, after impairment write downs, of our real estate was $1.9 billion and $1.8 billion at December 31, 2007 and 2006, respectively. The future minimum lease payments due to us during the current terms of our leases as of December 31, 2007, are $187.2 million in 2008, $187.6 million in 2009, $187.9 million in 2010, $187.0 million in 2011, $187.4 million in 2012 and $1.2 billion, thereafter.

In October and November 2007, we purchased six wellness centers for a total purchase price of $76.8 million from an unaffiliated third party. Affiliates of Starmark Holdings, LLC lease these wellness centers under three separate leases. These leases have a current term expiring in 2023, plus renewal options, and require aggregate annual rent of $6.5 million initially, plus Consumer Price Index, or CPI, based increases. We funded this acquisition using cash on hand, borrowings under our revolving credit facility and by assuming a mortgage on two centers for $14.9 million at 6.91% per annum which matures in 2013.

During 2007, we recorded an impairment charge of $1.4 million related to one property that we intend to sell in 2008 to reduce the carrying value of this asset held for sale to its estimated fair value, less costs to sell, of $2.9 million.

In January and February 2008, we purchased eight senior living properties with a total of 804 living units for approximately $86.2 million from three unaffiliated third parties. A majority of the revenues at these properties are paid by residents from their private resources. We leased these properties to Five Star for initial rent of $6.9 million and added them to the combined lease for 114 properties with Five Star, which has a current term expiring in 2020. Percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We funded these acquisitions using cash on hand and with borrowings under our revolving credit facility.

During 2007 and subsequent to year end, we agreed to purchase, from three unaffiliated third parties, 16 senior living properties with a total of 1,000 living units for approximately $197.6 million. These acquisitions have not occurred as of February 28, 2008. A majority of the revenues at these properties are paid by residents from their private resources. We intend to lease these properties to Five Star and to add them to our combined lease of 122 properties (including the eight communities described above) with Five Star, which has a current term expiring in 2020 and we expect the annual rent under this combined lease will increase by $15.8 million. We expect percentage rent, based on increases in gross revenues at these properties, will commence in 2010. We expect to fund these acquisitions using cash on hand, borrowings under our revolving credit facility and by assuming two mortgages, one for $3.6 million at 5.7% per annum and one for $3.6 million at 6.2% per annum. Both mortgages mature in 2041. The purchase of these properties is contingent upon completion of our diligence, other customary closing conditions, and, with respect to the two mortgaged properties, the approval of the lenders. We can provide no assurance that we will purchase these properties.

During 2006, we entered into a new lease with HealthQuest, Inc., or HealthQuest, for three senior living properties in South Dakota operated by HealthQuest. The new lease expires in 2016 and has one ten year renewal option. The rent payable to us averages $1.3 million per year during the initial lease term; although it commenced at $1.2 million per year and then increases during the lease term. Other lease terms are substantially the same as those in our prior lease with this tenant.

During 2006, we purchased, from unaffiliated third parties, eleven senior living properties with a total of 1,344 living units for $107.4 million. A majority of the revenues at these properties are paid by residents from their private

Note 3. Real Estate Properties (Continued)

resources. We added these leases to our combined lease with Five Star which has a current term expiring in 2020. The annual rent under this combined lease increased by $9.0 million, as a result of these acquisitions. Percentage rent based on increases in gross revenues at these properties will commence in 2008.

At December 31, 2007, we classified two of our properties as held for sale as we intend to sell them in 2008. These two properties are included in real estate properties on our consolidated balance sheet. These two properties have a carrying value of $9.5 million and $10.9 million at December 31, 2007 and 2006, respectively. During 2007, we recorded an impairment charge of $1.4 million related to one of these properties to reduce the carrying value to its estimated fair value, less costs to sell.

During 2006, we sold three skilled nursing facilities that were held for sale. We recorded an impairment charge of $1.4 million to reduce the carrying value of these assets held for sale to their estimated fair values, less costs to sell, of $6.9 million.

During 2007 and 2006, pursuant to the terms of our leases with Five Star, we purchased approximately $47.7 million and $23.7 million, respectively, of improvements made to our properties which are leased by Five Star and the annual rent payable to us by Five Star was increased by approximately $4.5 million and $2.4 million, respectively.

Note 4. Shareholders' Equity

We have common shares available for issuance under the terms of our 1999 Incentive Share Award Plan and our 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. We awarded 38,400 common shares with an aggregate market value of $848,000, 43,400 common shares with an aggregate market value of $941,000 and 24,300 common shares with an aggregate market value of $471,000 to our officers and certain employees of our manager pursuant to the Award Plans during the years ended December 31, 2007, 2006 and 2005, respectively. In addition, we awarded each of our trustees 1,500 common shares in 2007 and 2006 with an aggregate market value of $175,000 ($35,000 to each trustee) and $132,000 ($26,000 to each trustee), respectively, and each of our independent trustees 1,000 common shares with an aggregate market value of $53,000 ($18,000 to each trustee) pursuant to the Award Plans during the year ended December 31, 2005, as part of their annual fees. Shares awarded to the trustees vest immediately. The shares awarded to our officers and certain employees of our manager vest in three or five annual installments beginning on the date of grant. At December 31, 2007, 2,709,840 of our common shares remain available for issuance under the Award Plans. All share awards are fully expensed as the grants vest. We recorded share-based compensation expense related to award grants of $719,000 in 2007 and 2006 and $478,000 in 2005.

Our cash distributions to our common shareholders for the years ended December 31, 2007, 2006 and 2005, were $1.37 per share, $1.30 per share, and $1.28 per share, respectively. The characterization of the distributions made in 2007, 2006 and 2005 was 79.85%, 59.51%, and 59.53% ordinary income, respectively; 20.15%, 40.49%, and 35.59% return of capital, respectively; 0%, 0%, and 4.88% capital gain, respectively; and 0%, 0%, and 0%, uncaptured Section 1250 gain, respectively.

In November 2006, we issued 5.75 million of our common shares in a public offering, raising net proceeds of $120.8 million. On February 7, 2007, we issued 6.0 million of our common shares in a public offering, raising net proceeds of $151.6 million. On December 12, 2007, we issued 5.0 million of our common shares in a public offering, raising net proceeds of $108.8 million. In February 2008, we issued 6.2 million of our common shares in a public offering, raising net proceeds of $129.3 million. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving credit facility and for general business purposes, and use these proceeds in part to fund the pending acquisitions described above.

Note 5. Transactions with Affiliates

Under our agreement with Reit Management & Research LLC, or RMR, RMR originates and presents investment opportunities to our board and provides management and administrative services to us. This agreement is subject to annual renewal by our independent trustees. RMR is beneficially owned by Barry M. Portnoy, one of our managing trustees, and his son Adam Portnoy. Adam Portnoy is the President, Chief Executive Officer and a director of RMR, as well as another of our managing trustees. RMR is compensated annually based on a formula principally

Note 5. Transactions with Affiliates (Continued)

related to the gross amount of our investments in real estate. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in our restricted common shares. Cash fees paid to RMR for the years ended December 31, 2007, 2006 and 2005, were $9.8 million, $9.4 million and $8.9 million, respectively. Incentive fees payable to RMR for the years ended December 31, 2007, 2006 and 2005, were $648,000, $762,000 and $0, respectively. As of December 31, 2007 and 2006, we had unpaid investment advisory and incentive fees owed to RMR of $1.5 million and $1.6 million, respectively.

As of December 31, 2007, we lease 144 senior living communities and two rehabilitation hospitals to our former subsidiary Five Star for annual rent of $131.4 million, plus percentage rents based upon revenue increases at certain communities according to formula. Barry Portnoy, one of our managing trustees, is also a managing director of Five Star. RMR provides management services to both us and Five Star. As described in Note 3 above, we expanded one of our leases with Five Star during 2007 and 2006 and we currently expect to expand it further in 2008.

As discussed in Note 3 above, during 2007 and 2006 we purchased approximately $47.7 million and $23.7 million, respectively, of improvements to our properties leased by Five Star and the annual rent payable to us by Five Star was increased by approximately $4.5 million and $2.4 million, respectively. Also, during 2006 we purchased 11 properties and leased them to Five Star. We also sold three properties previously leased to Five Star. As of December 31, 2007 and 2006, rent due from Five Star was $10.6 million and $10.0 million, respectively.

Note 6. Indebtedness

We have an unsecured revolving credit facility that matures in December 2010, with an option to extend the maturity by one additional year upon payment of a fee. Our revolving credit facility permits borrowings up to $550.0 million. The annual interest payable for amounts drawn under the facility is LIBOR plus 0.80%. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.1 billion. Our revolving credit facility contains financial covenants and requires us to maintain financial ratios and a minimum net worth. We were in compliance with these covenants during the periods presented. We can borrow, repay and reborrow until maturity, and no principal repayment is due until maturity. The interest rate on borrowings under our revolving credit facility was 5.4% and 6.15% at December 31, 2007 and 2006, respectively. Our revolving credit facility is available for acquisitions, working capital and general business purposes. At December 31, 2007, there were no amounts outstanding and $550.0 million was available for borrowing under this revolving credit facility.

At December 31, 2007 and 2006, our additional outstanding debt consisted of the following (dollars in thousands):

			December 31, 2007		December 31, 2006	
Unsecured Debt	Coupon	Maturity	Face Amount	Unamortized Discount	Face Amount	Unamortized Discount
Senior notes	8.625%	2012	$225,000	$512	$245,000	$696
Senior notes	7.875%	2015	97,500	115	97,500	131
Total unsecured debt			$322,500	$627	$342,500	$827

Note 6. Indebtedness (Continued)

Secured and Other Debt	Balance as of December 31, 2007	Balance as of December 31, 2006	Interest Rate	Maturity	Number of Properties as Collateral	Initial Cost of Collateral	Net Book Value of Collateral 2007	Net Book Value of Collateral 2006
Mortgages	$ 34,889	$35,788	6.97%	Jun 2012	16	$ 70,114	$ 66,920	$ 67,049
Mortgages	11,978	12,214	6.11%	Nov 2013	4	17,034	15,520	15,493
Mortgage	12,605	12,911	7.15%	Jun 2008	1	20,290	19,994	20,185
Mortgage	15,283	—	6.91%	Dec 2013	2	36,359	36,278	—
Bonds	14,700	14,700	5.875%	Dec 2027	1	34,307	29,851	30,154
Capital leases	15,524	15,799	7.7%	May 2016	2	28,601	23,382	24,973
Total secured	$104,979	$91,412				$206,705	$191,945	$157,854

We include amortization of capital lease assets in depreciation expense. Assets recorded under capital leases had a carrying value of $15.5 million and $15.8 million at December 31, 2007 and 2006, respectively.

In January 2007, we purchased and retired $20.0 million of our 8⅝% senior notes due in 2012 and recognized a loss on early extinguishment of debt of $2.0 million. The loss on early extinguishment of debt includes a $1.8 million premium and a $276,000 write off of deferred financing fees and unamortized discounts related to these senior notes. We funded this purchase with borrowings under our revolving credit facility. During 2006, we redeemed $52.5 million of our 7⅞% senior unsecured notes. As a result, we recognized a loss on early extinguishment of debt of $5.2 million, which included a $4.1 million redemption premium and a $1.1 million write off of deferred financing fees and unamortized discount related to these notes in 2006. Also in 2006, we redeemed all $28.2 million of our junior subordinated debentures at par plus accrued but unpaid interest. As a result, we recognized a loss on early extinguishment of debt of $1.3 million of unamortized deferred financing fees related to these debentures.

Interest on our unsecured senior notes and our bonds is payable semi-annually in arrears; however, no principal repayments are due until maturity. Our monthly payments on our mortgages due 2008, 2012 and 2013 include principal and interest. We assumed the mortgages due 2008 and 2013 in connection with acquisitions in 2006 and 2007, respectively. Payments under our capital leases are due monthly.

Required principal payments on our outstanding debt as of December 31, 2007, are as follows (dollars in thousands):

2008	$ 14,371
2009	1,893
2010	2,019
2011	2,155
2012	256,764
Thereafter	150,277

Note 7. Fair Value of Financial Instruments and Commitments

The consolidated balance sheet presents various financial instruments including rents receivable, restricted cash, investments in securities, senior notes, mortgages payable and other liabilities. The fair values of the financial instruments were not materially different from their carrying values at December 31, 2007 and 2006, except as follows (dollars in thousands):

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes	$321,873	$363,105	$341,673	$365,206

We estimate the fair values of our senior notes using discounted cash flow analysis and currently prevailing interest rates.

Note 8. Concentration of Credit Risk

The assets included in these financial statements are primarily income producing healthcare and senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2007 and 2006 (dollars in thousands):

	At December 31, 2007		At December 31, 2006	
	Investment(1)	% of Total	Investments(1)	% of Total
Five Star	$1,337,354	69%	$1,291,024	71%
Sunrise Senior Living, Inc.(2)	325,165	17%	325,473	18%
All others	277,828	14%	197,861	11%
	$1,940,347	100%	$1,814,358	100%

	Year Ended December 31, 2007		Year Ended December 31, 2006	
	Revenue	% of Total	Revenue	% of Total
Five Star	$128,292	69%	$123,155	67%
Sunrise Senior Living, Inc.(2)	32,457	17%	31,525	19%
All others	25,187	14%	23,692	14%
	$185,936	100%	$178,372	100%

(1) At historical cost after impairment losses and exclusive of depreciation.

(2) Sunrise Senior Living, Inc.'s lease is guaranteed by Marriott International, Inc.

Note 9. Segment Reporting

We have one reportable operating segment: short term and long term residential facilities that offer dining for residents. Properties in this segment include independent living facilities, assisted living facilities, skilled nursing facilities and rehabilitation hospitals. The "All Other" category in the following table includes amounts related to corporate business activities and the operating results of our specialized facilities that offer fitness, wellness and spa service to members operating segment.

	For the twelve months ended December 31, 2007		
	Short and Long Term Residential Facilities	All Other	Consolidated
Rental income	$ 185,077	$ 859	$ 185,936
Interest and other income	—	2,086	2,086
Total revenues	185,077	2,945	188,022
Interest expense	5,885	31,870	37,755
Depreciation and amortization expense	47,118	266	47,384
General and administrative expense	—	14,154	14,154
Loss on early extinguishment of debt	—	2,026	2,026
Loss on asset impairment	1,400	—	1,400
Total expenses	54,403	48,316	102,719
Net income (loss)	$ 130,674	$(45,371)	$ 85,303
Total assets	$1,548,138	$153,756	$1,701,894

Note 10. Selected Quarterly Financial Data (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2007 and 2006 (dollars in thousands, except per share amounts):

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$44,752	$44,962	$45,224	$53,084
Net income	17,522	20,649	20,613	26,519
Per share data:				
Net income	$ 0.22	$ 0.25	$ 0.25	$ 0.31

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$41,169	$41,276	$42,317	$55,044
Income before loss on sale of properties	10,460	12,686	15,418	27,558
Net income	10,460	12,686	15,418	27,537
Per share data:				
Income before loss on sale of properties	$ 0.15	$ 0.18	$ 0.21	$ 0.37
Net income	$ 0.15	$ 0.18	$ 0.21	$ 0.37

Corporate Information

EXECUTIVE OFFICES
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
617.796.8350
www.snhreit.com

OFFICERS
David J. Hegarty
President,
Chief Operating Officer
and Secretary
Richard A. Doyle Jr.
Treasurer and
Chief Financial Officer

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

MANAGER OF
INVESTOR RELATIONS
Timothy A. Bonang

MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR
Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
866.877.6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE
AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on May 15, 2008 at 9:30 a.m. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2007 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low prices of our common shares in 2006 and 2007 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2006	$ 19.08	$ 16.75
June 30, 2006	18.18	16.56
September 30, 2006	21.98	17.61
December 31, 2006	24.60	20.50
March 31, 2007	$ 26.83	$ 21.75
June 30, 2007	24.83	20.10
September 30, 2007	22.85	16.22
December 31, 2007	24.66	19.20

As of February 28, 2008, there were 2,675 holders of record of our common shares and we estimate that as of such date there were approximately 57,700 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on February 28, 2008, was $21.49.

OTHER INFORMATION
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

END